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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 205549

                               SCHEDULE 13D / A-1
                    Under the Securities Exchange Act of 1934



(Name of Issuer)  Telenetics Corporation

(Title of Class of Securities) Common Stock

(CUSIP Number)  87943P408

(Person Authorized to Receive Notices and Communications) Michael Armani, President, Telenetics Corporation, 2511 Arctic Ocean, Lake Forest, CA 92630
(949) 455-4000

(Date of Event which Requires Filing of this Statement)  January 6, 2000

(1)      Name of Reporting Person:  Harvey Bibicoff
(2)      (a)  Not Applicable
(2)      (b)  X
(3)      SEC Use Only ________________________
(4)      Source of Funds:  PF
(5)      Disclosure of Legal Proceedings:  Not Applicable
(6)      Citizenship:  United States
(7)      Sole Voting Power:  604,478
(8)      Shared Voting Power:  Not Applicable
(9)      Sole Dispositive Power:  604,478
(10)     Shared Dispositive Power:  Not Applicable
(11)     Aggregate Amount Beneficially Owned:  604,478
(12)     Check if Amount in Row (11) Excludes Certain Shares:  Not Applicable
(13)     Percent of Class Represented by Amount in Row (11):  6.15%
(14)     Type of Reporting Person:  IN


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ITEM 1.           Security and Issuer
                  Common Stock
                  Telenetics Corporation, 25111 Arctic Ocean, Lake Forest, CA 92630

ITEM 2.           IDENTITY AND BACKGROUND
                  (a) Name:
                           Harvey Bibicoff
                  (b) Business address:
                           1990 Westwood Blvd., #310, Los Angeles, CA  90025
                  (c) Present principal occupation:
                           President & CEO, Bibicoff & Associates, Inc.; corporate marketing and strategic planning
                  (d) Not Applicable
                  (e) Not applicable
                  (f) Citizenship:  USA
ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  Except for 100,000 shares that were acquired by the reporting person for services rendered to the issuer pursuant to a Consulting Agreement dated October 20, 1998 (the "Consulting Agreement") between the reporting person and the issuer, all shares of the issuer's common stock were purchased by the reporting person utilizing his checking account and personal funds.

ITEM 4.           PURPOSE OF TRANSACTION
                  The sole purpose for the reporting person's acquisition of the shares of the issuers common stock was for investment. The reporting person has no present plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) - (j) of this item of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  (a) Number of shares of common stock:  604,478*
                      Percentage of class of securities:  6.15%
                  (b) Sole power to vote:  604,478
                      Shared power to vote:  Not Applicable
                      Sole power to dispose:  604,478
                      Shared power to dispose:  Not Applicable




                  *Includes 71,429 shares of the issuer's Series B Convertible Preferred stock convertible into the issuer's common stock on a share-for-share basis; stock purchase warrants presently exercisable for the purchase of 71,429 shares of the issuer's common stock at $1.875 per share; warrants for the purchase of 120,000 shares of the issuer's common stock at $1.00 per share; and options presently exercisable for the purchase of 80,000 shares of the issuer's common stock at $0.25 per share.


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                  (c) The reporting person has sold in nine separate market
                      transactions between November 17, 1999 and January 6, 2000 an aggregate of 99,000 shares of the issuer's common stock reducing the reporting person's beneficial ownership of the issuer's common stock to 604,478 shares.

                  (d) Not Applicable

                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                  Pursuant to the Consulting Agreement with the issuer, which was for a term of twelve months commencing October 15, 1998, the reporting person was issued (after giving effect to the issuer's 1-for-5 reverse stock split of its common stock) 100,000 shares of the issuer's common stock for services rendered and options for the purchase of 240,000 shares of common stock at $0.25 per share. In addition, the Consulting Agreement provided that if the reporting person was successful in directly introducing the issuer to a source of capital, the reporting person would receive a finder's fee of 3 (three) percent of any amount issued if there is another finder to be compensated or five (five) percent if there is not other finder.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
                  The following agreement is filed as an exhibit to this
                  Schedule 13D/A-1;
                  (1) None
                  (2) None
                  (3) Consulting Agreement


SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 11, 2000


/s/ Harvey Bibicoff
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Harvey Bibicoff